SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by First Pacific Company Limited entitled “First Pacific Completed the Acquisition of Additional 6.4% Interest in PLDT after Receiving Shareholders Approval”.	5

Exhibit 1

March 1, 2007

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by First Pacific Company Limited attached thereto entitled “First Pacific Completed the Acquisition of Additional 6.4% Interest in PLDT after Receiving Shareholders Approval”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

March 1, 2007

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by First Pacific Company Limited attached thereto entitled “First Pacific Completed the Acquisition of Additional 6.4% Interest in PLDT after Receiving Shareholders Approval”.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  1 March 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553/816-8556

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11.             Item 9 – Other Events

Attached hereto is a copy of the press release issued by First Pacific Company Limited entitled “First Pacific Completed the Acquisition of Additional 6.4% Interest in PLDT after Receiving Shareholders Approval”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr. FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: 1 March 2007

Distribution Copies: 5 copies - Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

NEWS RELEASE

First Pacific Company Limited

(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong

Tel. (852) 2842-4388 Email: info@firstpac.com.hk Fax : (852) 2845-9243

http://www.firstpacco.com

Wednesday, 28 February 2007

FIRST PACIFIC COMPLETED THE ACQUISITION OF ADDITIONAL 6.4% INTEREST IN PLDT AFTER RECEIVING SHAREHOLDERS APPROVAL

First Pacific’s shareholders today approved the Company’s acquisition of an additional interest in approximately 46 per cent in Philippine Telecommunications Investment Corporation (“PTIC”) for a consideration of Pesos 25.2 billion (equivalent to approximately 510.6 million). This additional investment in PTIC represents an attributable interest of approximately 6.4 per cent issued common share capital of Philippine Long Distance Telephone Company (“PLDT”), thereby raising First Pacific’s interest in PLDT to approximately 29 per cent.

The acquisition approved by the shareholders today at a special general meeting, allowed First Pacific to complete today the conditional sale and purchase agreement signed with the Philippine Government on 14 February 2007. This finalizes a process that commenced with a public auction initiated by the Philippine Government on 8 December 2006.

The transaction has been financed with a combination of approximately US$90.6 million of internal resources and US$420 million of borrowings.

Manuel V. Pangilinan, First Pacific’s Managing Director and Chief Executive Officer, said: “We are pleased to have this valuable opportunity to further increase our investment in PLDT, which has been a strategic investment of the Group since 1998. PLDT has reported outstanding performances over last few years and is a major earnings and dividend contributor to the Group. We are confident that the Group will continue to benefit from the strong performance of PLDT.”

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products and Infrastructure. Listed in Hong Kong (Stock code: 00142), First Pacific’s shares are also available in the United States through American Depositary Receipts (ADR code: FPAFY).

* * *

For further information, please contact:

Sara Cheung Tel: (852) 2842 4336

Assistant Vice President

Group Corporate Communications

Page 5 of 5
First Pacific Company Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 1, 2007